希慎興業有限公司
Hysan Development Company Limited





Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Our Ref : SEC/TW/USSEC/L223-07cc/sal
Your Ref :

27 August 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 205█
USA
Mailstop: 3-2

BY AIR MAIL



07026501

SUPPL

Dear Sirs,

**Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities**

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share
Buyback Report to The Stock Exchange of Hong Kong Limited dated 24 August 2007
regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED



PROCESSED

SEP 2 1 2007.

THOMSON
FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/P

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: <u>24 August 2007</u>

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
24 August 2007	**80,000**	**On the Exchange**	**19.42**	**19.34**	**1,550,624**
Total	**80,000**				**1,550,624**

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)   (a)_____80,000_____

2.   % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

(_____(a) x 100_____)
              issued share capital   _____0.00758_____ %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

